UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

First National Corporation

(Name of Issuer)

Common Stock, par value $1.25 per share

(Title of Class of Securities)

32106V107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32106V107

1	Name Of Reporting Persons Gerald F. Smith Irrevocable Trust, f/b/o Gerald F. Smith, Jr. dated 9/30/02
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 245,124
	6	Shared Voting Power 0
	7	Sole Dispositive Power 245,124
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned By Each Reporting Person 245,124
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 5.04%[1]
12	Type of Reporting Person (See Instructions) OO

[1]

This calculation is based on 4,860,399 outstanding shares of the Issuer’s common stock as of December 31, 2020, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2021.

CUSIP No. 32106V107

1	Name Of Reporting Persons J. Charles Link[1]
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Virginia

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 245,124
	6	Shared Voting Power 0
	7	Sole Dispositive Power 245,124
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned By Each Reporting Person 245,124
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 5.04%[2]
12	Type of Reporting Person (See Instructions) IN

[1]

Mr. Link is reporting beneficial ownership in shares of the Issuer’s common stock solely in connection with his role as trustee of the Gerald F. Smith Irrevocable Trust, f/b/o Gerald F. Smith, Jr. dated 9/30/02.

[2]

This calculation is based on 4,860,399 outstanding shares of the Issuer’s common stock as of December 31, 2020, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2021.

CUSIP No. 32106V107

Item 1(a).	Name of Issuer:

First National Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

112 West King Street

Strasburg, Virginia 22657

Item 2(a).	Name of Persons Filing: [1]

Gerald F. Smith Irrevocable Trust, f/b/o Gerald F. Smith, Jr. dated 9/30/02 (the “Trust”) 2

J. Charles Link (the “Trustee”) 3

Item 2(b).	Address of Principal Business Office or, if None, Residence:

13539 Scotchtown Road

Beaverdam, Virginia 23015

Item 2(c).	Citizenship:

The Trust is governed by the trust laws of the State of New York.

The Trustee is a citizen of the Commonwealth of Virginia.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.25 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

32106V107

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 245,124 shares of Common Stock

Trust – 245,124 shares of Common Stock

Trustee – 245,124 shares of Common Stock

(b)	Percent of class: 5.04%

Trust – 5.04%

Trustee – 5.04%

(c)	Number of shares as to which such person has:

[1]

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purposes and each expressly disclaims membership in a group.

[2]

The Trust is a generation skipping trust managed by the Trustee, who has a fiduciary duty to carry out the purposes of the Trust in accordance with the applicable trust agreement and the trust laws of the State of New York.

[3]	. J. Charles Link is the Trustee of the Trust. Mr. Link is reporting beneficial ownership in shares of the Issuer’s common stock solely in connection with his role as Trustee of the Trust.

CUSIP No. 58490H107

(i)	Sole power to vote or to direct the vote:

   See Cover Pages Items 5 – 8.

(ii)	Shared power to vote or to direct the vote:

   See Cover Pages Items 5 – 8.

(iii)	Sole power to dispose or to direct the disposition of:

   See Cover Pages Items 5 – 8.

(iv)	Shared power to dispose or to direct the disposition of:

   See Cover Pages Items 5 – 8.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021.

/s/ J. Charles Link, Trustee
J. Charles Link, Trustee
Acting on behalf of the Trust

/s/ J. Charles Link
J. Charles Link

EXHIBITS

Exhibit No.	Title

99.1	Joint Filing Agreement, dated February 16, 2021, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended